Old Glory Holding Company

3401 NW 63rd Street, Suite 600

Oklahoma City, OK 73116

December 13, 2024

Mr. Robert Arzonetti

US Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Re:	Old Glory Holding Company
Offering Statement on Form 1-A
File No. 024-12512

Dear Robert:

Thank you for your letter dated December 12, 2024, relating to our issuance of Class B Common Stock in Old Glory Holding Company, a Delaware Corporation (the “Company”), pursuant to our Amended Form 1-A, dated November 25, 2024. As always, we appreciate the thorough work by you and your colleagues.

Accompanying this letter is a red-line of our Amended Form 1-A, dated December 13, 2024, that is compared to our November 25, 2024 Amendment.

In response to your questions and comments, here are our responses, which follow the same number sequence in your letter. The pages numbers referenced below align with the accompanying red-line.

Form 1-A

1.	We made these requested changes to page 4.

2.	We made this requested change to page 4.

3.	In Section 5.3 of the Subscription Agreement, we deleted the “Waiver of Jury Trial.” Thus, on page 30 (previously 31), we deleted the applicable disclosure about waiving a jury trial.

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4.	Management does not take the view that Old Glory Bank is competing with any particular bank, in any given business line or market, including the State of Oklahoma. Old Glory Bank has customers in all 50 states and, thus, Management believes it is impossible to explain the differences in our business lines (deposit accounts, CDs, home loans, business loans, etc.) against the 4,577 banks available across America, including the 50-state mega banks. Management continues to believe that because of the rapid ascent of online banking services, customers frequently consider banking services to be a commodity, indistinguishable among the various 50-state banks, which is why Old Glory Bank always talks to customers about brand, values and customer service. Old Glory Bank does not promote interest rates, because we do not make interest rates a distinguishing factor. Old Glory Bank does not promote “mortgage rates,” because mortgage rates are driven by the secondary market and are not a distinguishing factor. Old Glory Bank does not promote interest rates for SBA loans, because SBA loans are primarily driven by the SBA, and are not a distinguishing factor. Instead, while every 50-state mega bank generally has capable technology to compete with Old Glory Bank, Management believes the actual competition to Old Glory Bank is from the “friction” of a customer opening a new bank account, plus the ensuing journey of setting up direct deposit and becoming top of wallet. We believe we properly describe this within our Offering Circular, including on page 46 (previously 47). For example, the reason why we created and launched Old Glory Cash-IN, was not to compete with any particular bank, but to remove a “friction” point of customers depositing cash via an online bank. In summary, we believe our primary competitor is not actually from other banks (even the mega banks), but competition for the “time and attention” required from a “busy” customer to open a new account and then start using Old Glory Bank. This is why we focus our attention on products and customer service, and not on other banks.

5.	Our previous response was intended to comment on the restriction relating to dividends, bonuses, etc., not the 14% Tier 1 Leverage Ratio. There is no express regulatory requirement for a 14% Tier I Leverage Ratio. 12 CFR 324.10 requires a 4% leverage ratio and the CBLR requires a 9% leverage ratio. Old Glory Bank is currently bound to 14% leverage ratio because Old Glory Bank was contractually committed to such 14% in 2022, as a pre-condition to obtaining approval to purchase First State Bank. Such 14% commitment was then re-affirmed in the Consent Order. While this was mentioned on Page 101 (previously, page 104), Management recognizes that its discussion did not perfectly clarify that such 14% leverage ratio actually first originated from a contractual commitment made in 2022, not the Consent Order, so we have made those updates therein. Both Management and our Board of Directors, including Mr. Joe Meade, believe that once Old Glory Bank is profitable (and assuming then in compliance with applicable rules and regulations), there will be no continuing justification for the regulators to require such a high leverage ratio. Instead, we believe Old Glory bank will be successful in having a typical leverage ratio that is typical for a comparably sized bank, which Management and our Board believes in their experience, to be 7% - 9%.

For context, many people confuse risk weighted leverage ratios with this tier 1 leverage ratio. A risk weighted leverage ratio is different than a tier 1 leverage ratio. Old Glory Bank has no special commitments relating to risk weighted ratios and, thus, no special limitation on loans, etc.

Long-term, Management does not believe there will be any impact from this 14% Tier 1 Leverage Ratio, which originated in 2022, because Management does not believe that this high leverage ratio will exist long-term for the reasons described above. In the short-term, this 14% Tier 1 Leverage Ratio is a burden on capital raising and does require Old Glory Holding Company to raise additional capital by issuing additional shares (which other banks of a comparable size may not have to raise). These additional shares from this additional capital does create dilution, reduced EPS, and reduced ROE. However, we believe we properly show the dilution of the issuance of these shares in our Offering Circular.

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Interestingly, in the short-term, a higher Tier 1 Leverage Ratio could actually increase the profitability of Old Glory Bank because it raises our “legal lending limit,” and provides additional “cash” on our balance sheet earning interest at the Federal Funds rate. With regard to lending, a bank’s “legal lending limit” is tied to tier 1 capital (not deposits, like many people believe). Thus, the higher the tier 1 capital, the higher a bank’s legal lending limit. So, Old Glory Bank, with a disproportionately higher tier 1 leverage ratio, can actually originate fewer, larger loans, as compared to a typical bank of its size, which likely has less tier 1 capital and a lower legal lending limit. With the typical number of FTEs for a bank of our size, it may be more profitable to do fewer, larger loans, than other banks of our size can legally do. However, please note that this discussion about the legal lending limit is only for purposes of this Comment and not to suggest any change in the lending strategy of Old Glory Bank that is adopted by our Board of Directors from time to time.

6-11	We made the decision to delete our 5-Year Projections (and applicable commentary) from our Offering Circular and, thus, we believe these comments are no longer applicable. Many pages of the Offering Circular were impacted by this change, and the bulk of such changes are on pages 14 (previously 15), 58 (previously 59), and 85-88 (previously 86-91).

12.	We added new risk language on Page 42 (previously 43), Business Banking Product, and Page 101 (previously 104), Capital Requirements.

13.	We made these requested changes on Pages 102 (previously 105).

14.	We made these changes on Pages 14 (previously 15) and 102 (previously 105).

Again, we thank you and your colleagues for the review of our materials, which we believe we have now addressed.

Please let me know if you have any questions.

Sincerely,

Old Glory Holding Company

By:	/s/ Michael P. Ring
Michael P. Ring
President and CEO

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